November 13, 2020

Lisa N. Larkin Senior Counsel Lauren Hamilton Staff Accountant Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Flat Rock Core Income Fund; Registration Statement on Form N-2; File Nos. 333- 240039, 811-23579

Dear Ms. Larkin and Ms. Hamilton:

On October 1, 2020, Flat Rock Core Income Fund (the “Fund”) filed Pre-Effective Amendment No. 1 to its registration statement on Form N-2 (the “Registration Statement”). The Registrant has revised the disclosure in its Prospectus and Statement of Additional Information (“SAI”) in response to the comments we received from you telephonically on October 28, 2020 and October 29, 2020, as indicated below. Please find below a reiteration of your comments, and the Fund’s responses, which the Fund has authorized Thompson Hine LLP to make on its behalf. Capitalized terms not defined herein have the meaning ascribed to them in the Prospectus and SAI.

Legal Comments

GENERAL

Comment 1.    We note that you intend to initially seed the Fund with $5,000 and satisfy the net worth requirement set forth in Section 14(a) of the Investment Company Act of 1940, as amended, by transferring the assets of Flat Rock Capital Corp. prior to the effectiveness of the Registration Statement. Please provide us with support for how this complies with Section 14(a).

Response: As an initial matter, the Fund notes that Section 14(a) of the Investment Company Act of 1940, as amended (the “1940 Act”), requires that any registered investment company that is organized and proposes to conduct a public offering of shares must have a net worth of at least $100,000. Pursuant to the Agreement and Plan of Reorganization (the “Reorganization”) between the Fund and Flat Rock Capital Corp. (the “Company”), the Fund intends to acquire all of the assets of the Company in exchange for shares of the Fund and the assumption of all liabilities of the Company. The Company obtained stockholder approval to effectuate the Reorganization and is targeting November 6, 2020 as the closing date for the transaction. The Fund will not request effectiveness of the Registration Statement until the closing of the Reorganization. At such time, the Fund expects to have approximately $60,000,000 in net assets, substantially in excess of what is required by Section 14(a) of the 1940 Act.

Lisa N. Larkin

Lauren Hamilton

November 13, 2020

Aside from the plain language in Section 14(a), the Fund believes that this position is consistent with No Action positions taken by the SEC staff in similar circumstances where an operating investment company is being merged into a shell investment company. For example, in a No Action letter issued to Scudder International Investments, Ltd., the SEC staff provided No Action relief in a reincorporation transaction where the successor fund sought to commence its public offering following a reorganization transaction that provided the necessary net worth to satisfy Section 14(a) of the 1940 Act. The incoming letter included the following statement regarding Section 14(a):

We understand the Staff, in reincorporation transactions involving investment companies, does not require the successor company to have a net worth of at least $100,000 prior to the reincorporation. This is because the successor company does not begin to offer its shares to the public until after the closing of the reincorporation transaction.1

Since the Fund will not commence its public offering until the close of the Reorganization, it will satisfy the net worth requirement found in Section 14(a) of the 1940 Act. As a result, it believes that conducting a seed audit for an amount less than $100,000 is appropriate and consistent with prior transactions considered by SEC staff.

Comment 2.    We refer to the facing page of the Registration Statement. We note that you have checked the box indicating that the Fund is an “emerging growth company.” Please be aware that, as a registered investment company, the Fund cannot qualify as an emerging growth company. As a result, please uncheck the box in your next pre-effective amendment to the Registration Statement.

Response: The Fund has unchecked the “emerging growth company” box on the facing page of Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment”).

PROSPECTUS

Comment 3.    Please update the “Financial Highlights” table to reflect the June 30 stub period.

Response: The Fund has included a revised Financial Highlights table in the Amendment that includes unaudited financial highlights for the periods ended June 30, 2020 and June 30, 2019.

Comment 4.    Please include a “Senior Securities Table” as required by Form N-2 or advise as to why this is not required.

Response: The Fund has included a “Senior Securities Table” in the Amendment.

Comment 5.    Please revise the “Description of Capital Structure and Shares” section of the Prospectus to reflect the revisions to the Fund’s Amended and Restated Agreement and Declaration of Trust filed as an exhibit to the Fund’s registration statement on Form N-14.

Response: The Fund has revised the disclosure under “Description of Capital Structure and Shares” to reflect the revisions to the executed version of the Fund’s Amended and Restated Agreement and Declaration of Trust.

1 Scudder International Investments, Ltd. (pub. avail. July 3, 1975).

Lisa N. Larkin

Lauren Hamilton

November 13, 2020

STATEMENT OF ADDITIONAL INFORMATION

Comment 6.    We refer to the trustee table. Please include a footnote indicating the reasons why Mr. Grunewald is an interested trustee as required by Item 18.1 of Form N-2.

Response: The Fund has included in the Amendment the following footnote to the trustee table as required by Item 18.1 of Form N-2:

Mr. Grunewald is considered to be an interested trustee as a result of serving as President and Chief Executive Officer of the Fund and by serving as President and Chief Executive of the Adviser.

Comment 7.    We refer to the trustee table. Please ensure that the table includes all columns required by Item 18.1 of Form N-2.

Response: The Fund has revised the trustee table in the Amendment to include all of the columns required by Item 18.1 of Form N-2, including a column that lists the principal occupations of each trustee for the last five years.

PART C

Comment 8.    Please file final, executed versions of the Fund’s material contracts and governing documents.

Response: The Fund has included final, executed versions of its material contracts and governing documents as exhibits to the Amendment.

Comment 9.    We refer to the undertakings included under Item 34. Please update to include the new undertakings required by Item 34.4 of Form N-2.

Response: The Fund has revised Item 34 of Part C of the Amendment to include the undertakings required by Item 34.4 of Form N-2.

Accounting Comments

Comment 10.  We refer to the Principal Risk Factors section of the Prospectus. Please revise the “Senior Loan Risk” to disclose that investments in bank loans may not be securities and may not be subject to the protections found in the federal securities laws.

Response: The Fund has added the following to the risk factor entitled “Senior Loan Risk” currently found on pages 5 and 17 of the Prospectus:

Many of the Fund’s Senior Loans are “bank loans” that may not be deemed to be “securities” for purposes of the federal securities laws. Bank loan providers may not have the protections of the anti-fraud provisions of the federal securities laws and must rely instead on contractual provisions in loan agreements and applicable common-law fraud protections.

Lisa N. Larkin

Lauren Hamilton

November 13, 2020

Comment 11.  We refer to the Principal Risk Factors section of the Prospectus. Please tailor the “LIBOR Risk” to describe how the expected discontinuation of LIBOR could affect the Fund’s investments, including how the transition to any successor rate could impact liquidity and value of investments that reference LIBOR. See Staff Statement on LIBOR Transition (July 12, 2019), available at https://www.sec.gov/news/public-statement/libor-transition.

Response: The Fund has added the following to the risk factor entitled “LIBOR Risk” currently found on pages 20-21 of the Prospectus:

Various financial industry groups have begun planning for the transition away from the use of LIBOR, but there are obstacles to converting certain securities and transactions to a new benchmark. Transition planning is at an early stage, and neither the effect of the transition process nor its ultimate success can yet be known. The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments and reduce the effectiveness of new hedges placed against existing LIBOR-based investments. While some LIBOR-based instruments may contemplate a scenario where LIBOR is no longer available by providing for an alternative rate-setting methodology and/or increased costs for certain LIBOR-related instruments or financing transactions, not all may have such provisions and there may be significant uncertainty regarding the effectiveness of any such alternative methodologies, resulting in prolonged adverse market conditions for the Fund. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021. There also remains uncertainty and risk regarding the willingness and ability of issuers to include enhanced provisions in new and existing contracts or instruments. All of the aforementioned may adversely affect the Fund’s performance or NAV.

In addition, the Fund has added the following disclosure to the summary risk factor currently found on page 6 of the Prospectus:

Various financial industry groups have begun planning for the transition away from the use of LIBOR, but there are obstacles to converting certain securities and transactions to a new benchmark. The transition process might lead to increased volatility and illiquidity in markets for instruments whose terms currently include LIBOR. It could also lead to a reduction in the value of some LIBOR-based investments. Since the usefulness of LIBOR as a benchmark could deteriorate during the transition period, these effects could occur prior to the end of 2021.

Comment 12.  We refer to the Financial Highlights section of the Prospectus. Please revise to include the expenses and ratios required by Item 4 of Form N-2.

Response: The Fund has included a revised Financial Highlights table in the Amendment that contains the expenses and ratios required by Item 4 of Form N-2.

Comment 13.  Please include audited financial statements of Flat Rock Capital Corp. as the predecessor fund as required by Item 3-18 of Regulation S-X and include the required consents from auditors in a pre-effective amendment to the Registration Statement.

Response: The Fund has included audited financial statements of Flat Rock Capital Corp., as required by Item 3-18 of Regulation S-X, in the Amendment, along with consents from the current and former audit firms of Flat Rock Capital Corp.

* * *

Lisa N. Larkin

Lauren Hamilton

November 13, 2020

Should you have any questions concerning this response, please contact me at (202) 263-4144.

Sincerely,

/s/ Owen J. Pinkerton
Owen J. Pinkerton